UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-15811

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

MARKEL CORPORATION

4521 Highwoods Parkway

Glen Allen, Virginia 23060

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Board of Directors

Markel Corporation

The Administrative Committee

Markel Corporation Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of the Markel Corporation Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Richmond, Virginia

June 8, 2006

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statements of Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Investments, at fair value (note 3):
Mutual funds	$95,138,734	$82,336,234
Markel Corporation common stock	56,166,358	60,978,246
Participant loans	1,467,234	1,395,423

Total investments	152,772,326	144,709,903

Assets available for benefits	$152,772,326	$144,709,903

See accompanying notes to financial statements.

                                                                                                              2

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to (reductions from) assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (note 3)	$(5,240,755)	$22,253,097
Interest and dividends	3,388,457	2,221,630
Interest on participant loans	91,340	89,210

Total net investment income (loss)	(1,760,958)	24,563,937

Contributions:
Employer	6,237,488	5,721,205
Participant	6,508,244	5,748,559
Rollover	1,601,397	1,248,699

Total contributions	14,347,129	12,718,463

Total additions	12,586,171	37,282,400

Deductions from assets attributed to participant distributions and withdrawals	(4,523,748)	(3,826,666)

Net increase	8,062,423	33,455,734

Assets available for benefits:
Beginning of year	144,709,903	111,254,169

End of year	$152,772,326	$144,709,903

See accompanying notes to financial statements.

                                                                                                              3

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Markel Corporation Retirement Savings Plan (the Plan).

(a)	Basis of Presentation

The accompanying financial statements, which present the assets of the Plan, and changes in those assets, have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

(b)	Use of Estimates

U.S. GAAP requires the plan administrator to make estimates and assumptions when preparing financial statements. Actual results could differ from those estimates.

(c)	Investments

The Plan’s investments are stated at fair value. Investments in shares of mutual funds are valued according to the net asset values of the funds on the basis of fair values of the assets and liabilities thereof. The fair value of Markel Corporation common stock is based upon the quoted market price of the stock as of the end of each year. Participant loans represent loans to participants made against their vested balances as permitted by the Plan. Participant loans are valued at the principal amount outstanding, which approximates fair value.

The change in the difference between the fair value and the cost of investments held at the beginning and end of each year, adjusted for realized gains or losses on investments sold during the year, is reflected in the Statements of Changes in Assets Available for Benefits as appreciation or depreciation in fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a settlement-date basis. The recording of these transactions on a trade-date basis would not have had a material impact on the accompanying financial statements. Dividends are recorded on the ex-dividend date.

(d)	Income Taxes

The Plan is in receipt of a favorable determination letter dated August 12, 2002, which states that the Plan complies in form with the series of tax law changes collectively referred to as GUST. The plan administrator believes the Plan is designed and operated in compliance with the plan document and current law for the years under audit. Accordingly, participants have not been taxed on their salary reduction contributions, or investment earnings related to these contributions, when received by the trustee under the Plan. Ordinarily, participants are subject to tax on these amounts when they receive distributions from the Plan.

Under normal circumstances, the Plan will not be taxed on its dividend and interest income, realized investment gains or unrealized appreciation on investments.

                                                                                                              4                                                                          (Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(e)	Payment of Benefits

Plan benefits and withdrawals are recorded when paid.

(f)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits.

(2)	Summary of Significant Provisions of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all North American employees of Markel Corporation and its wholly owned domestic subsidiaries (the Company). Employees, age 18 or older, are eligible for participation in the Plan upon date of employment, with matching Company contributions commencing after 1 year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by an administrative committee appointed by the chief executive officer of the Company. The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company (the Trustee), with administrative services provided by Fidelity Institutional Retirement Services Company, a division of Fidelity Investments Institutional Services Company, Inc.

(b)	Contributions

Each year, the Company is obligated to contribute to the Plan, subject to service requirements, an amount equal to 6% of each participant’s compensation. The Company also contributes under the matching provision of the Plan an amount equal to 100% of the first 2% and 50% of the next 2% of compensation contributed by a participant, not to exceed 3% of the participant’s compensation for any such year. Participants may contribute, in whole percentage increments, up to 50% of their annual compensation, excluding bonuses, on a pre-tax basis up to a limit of $14,000 in 2005. In addition, participants that reach age 50 before the close of the plan year can elect to make a “catch-up contribution” to the Plan for the plan year. The amount of the catch-up contribution is limited to $4,000 for 2005. The allocation of both employer and participant contributions to the various funds is based upon the individual participant’s election. One-third of the employer’s contribution is allocated to a company stock fund; however, once the funds are invested in the company stock fund, the participant has the ability to redirect these funds at their discretion.

Rollover contributions, as shown in the accompanying Statements of Changes in Assets Available for Benefits, represent participant account balances rolled over into the Plan from other qualified plans.

                                                                                                              5                                                                          (Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(c)	Participant Accounts

Each participant’s account is credited with the participant’s and Company’s contributions and earnings of the Plan. The posting of earnings is made on a daily basis.

(d)	Vesting and Plan Termination

Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company’s contributions is based on years of service as follows:

Years of vesting service	Vested percentage
Less than two years of service	0%
Two years of service	20%
Three years of service	50%
Four or more years of service	100%

In accordance with the provisions of the Plan, any portion of the Company’s contributions that has not vested at the time of a participant’s withdrawal shall be forfeited by the participant, and applied to reduce future Company contributions. For the years ended December 31, 2005 and 2004, forfeited amounts totaled $143,201 and $126,656, respectively.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their respective portion of the Company’s contributions.

(e)	Payment of Benefits

Upon termination of service, participants can elect to receive a lump sum amount equal to the value of their vested account within 60 days of the quarter end in which termination occurred or allow their account to continue to be held in the trust fund until the participant reaches age 65 or dies, whichever occurs first.

(f)	Participant Loans

The Plan contains a provision for loans to participants with the consent of the plan administrator. Under the terms of the Plan, participants generally may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $30,000 or 30% of the vested value of the participant’s account, or under certain conditions, up to a maximum of the lesser of $50,000 or 50% of the vested value of the participant’s account. Loans bear interest at a market rate and are repayable in accordance with terms established by the Plan.

(g)	Investment Options

The Plan offers 17 investment fund options – Markel Corporation common stock, the Fidelity Retirement Money Market Portfolio, the Fidelity Intermediate Bond Fund, the Fidelity Puritan Fund, the Fidelity Equity-Income Fund, the Fidelity Magellan Fund, the Fidelity Stock Selector Fund, the Spartan U.S. Equity Index Fund, the Fidelity Contrafund, the Fidelity Small Cap Independence

                                                                                                              6                                                                                  (Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Fund, the Fidelity Overseas Fund, the Fidelity Freedom Income Fund, the Fidelity Freedom 2000 Fund, the Fidelity Freedom 2010 Fund, the Fidelity Freedom 2020 Fund, the Fidelity Freedom 2030 Fund and the Fidelity Freedom 2040 Fund. Participants in the Plan are able to direct into which fund contributions are invested as discussed in note 2(b). Participants are allowed to change investment options daily, except for the company stock fund, for which participants may change investment options on a real-time basis.

(3)	Investments

The Plan’s investments are held by a trustee-administered trust fund. The following tables present the fair value of investments at December 31, 2005 and 2004, that represent 5% or more of the Plan’s assets at the end of the respective years.

	2005
	Number of shares or units	Fair value
Markel Corporation common stock	177,153	$56,166,358

Mutual funds:
Fidelity Magellan Fund	164,899	17,551,798
Fidelity Puritan Fund	827,651	15,501,904
Fidelity Equity-Income Fund	273,654	14,443,461
Fidelity Contrafund	181,676	11,765,363
Fidelity Retirement Money Market Portfolio	9,170,126	9,170,126
Fidelity Stock Selector Fund	309,385	7,654,196

	2004
	Number of shares or units	Fair value
Markel Corporation common stock	167,523	$60,978,246

Mutual funds:
Fidelity Magellan Fund	162,674	16,883,945
Fidelity Puritan Fund	759,856	14,399,276
Fidelity Equity-Income Fund	249,953	13,192,516
Fidelity Retirement Money Market Portfolio	8,340,161	8,340,161
Fidelity Contrafund	144,509	8,199,462

                                                                                                              7                                                                                  (Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

During 2005 and 2004, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value by $(5,240,755) and $22,253,097, respectively, as follows:

	Years ended December 31,
	2005	2004
Markel Corporation common stock	$(8,087,523)	$18,164,682

Mutual funds:
Fidelity Intermediate Bond Fund	(153,535)	(81,098)
Fidelity Puritan Fund	(170,996)	352,938
Fidelity Equity-Income Fund	5,348	710,120
Fidelity Magellan Fund	422,820	951,327
Fidelity Stock Selector Fund	599,519	562,451
Spartan U.S. Equity Index Fund	725	—
Fidelity Contrafund	1,315,786	1,000,722
Fidelity Small Cap Independence Fund	57,435	139,217
Fidelity Overseas Fund	575,324	279,603
Fidelity Freedom Income Fund	1,516	1,894
Fidelity Freedom 2000 Fund	1,569	3,514
Fidelity Freedom 2010 Fund	28,424	26,261
Fidelity Freedom 2020 Fund	79,011	67,411
Fidelity Freedom 2030 Fund	55,247	47,517
Fidelity Freedom 2040 Fund	28,575	26,538

Net appreciation (depreciation) in fair value	$(5,240,755)	$22,253,097

(4)	Administrative Expenses

The administrative expenses of the Plan are paid by the Company to the Trustee. Expenses incurred by the Company totaled $64,656 and $62,504 for the years ended December 31, 2005 and 2004, respectively.

(5)	Related Party Transactions

The Plan owned 177,153 shares of Markel Corporation common stock as of December 31, 2005, which had a cost basis of $27,566,938 and a fair value of $56,166,358. During the year, 21,741 shares of Markel Corporation common stock were purchased at a total cost of $7,300,181 and 12,111 shares, with a cost basis of $2,140,418, were sold for $4,024,334.

Certain plan investments are shares of mutual funds with Fidelity Investments Institutional Services Company, Inc., an affiliate of the Plan’s trustee, who is a party-in-interest.

8

Supplemental Schedule

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral, par or maturity value	Current value

Markel Corporation*	177,153 shares of Markel Corporation common stock, cost of $27,566,938	$56,166,358

Mutual funds:

Fidelity Investments*	164,899 shares of Fidelity Magellan Fund	17,551,798

Fidelity Investments*	827,651 shares of Fidelity Puritan Fund	15,501,904

Fidelity Investments*	273,654 shares of Fidelity Equity-Income Fund	14,443,461

Fidelity Investments*	181,676 shares of Fidelity Contrafund	11,765,363

Fidelity Investments*	9,170,126 shares of Fidelity Retirement Money Market Portfolio	9,170,126

Fidelity Investments*	309,385 shares of Fidelity Stock Selector Fund	7,654,196

Fidelity Investments*	691,686 shares of Fidelity Intermediate Bond Fund	7,117,453

Fidelity Investments*	98,436 shares of Fidelity Overseas Fund	4,095,902

Fidelity Investments*	132,183 shares of Fidelity Small Cap Independence Fund	2,707,115

Fidelity Investments*	130,120 shares of Fidelity Freedom 2020 Fund	1,914,067

Fidelity Investments*	71,186 shares of Fidelity Freedom 2030 Fund	1,069,218

Fidelity Investments*	75,088 shares of Fidelity Freedom 2010 Fund	1,054,982

Fidelity Investments*	58,926 shares of Fidelity Freedom 2040 Fund	520,313

Fidelity Investments*	5,059 shares of Spartan U.S. Equity Index Fund	223,417

Fidelity Investments*	18,355 shares of Fidelity Freedom Income Fund	208,700

Fidelity Investments*	11,525 shares of Fidelity Freedom 2000 Fund	140,719

	Total mutual funds	$95,138,734

Participant loans*	$1,467,234 in loan receivables from participants with interest rates ranging from 5.25% to 9.50%	1,467,234

Total investments		$152,772,326

* Party-in-interest

See accompanying report of independent registered public accounting firm.

9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on behalf by the undersigned hereunto duly authorized.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

By:	/s/ PAMELA J. PERROTT
Administrative Committee Member

Date: June 22, 2006

Exhibit Index

Number	Description

23	Consent of Independent Registered Public Accounting Firm